UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             Paul-Son Gaming Corporation
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                                (Name of Issuer)

                           Common Stock par value $0.01
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                          (Title of Class of Securities)

                                   703578 10 4
                     -------------------------------------
                                 (CUSIP Number)


Martin S. Winick, 29449 Edgedale Road, Pepper Pike, Ohio,  44124, (216) 514-2673
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                    July 29,1998
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              (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule 13D, and is filing this schedule because of Rules 13d-l(e), 13d-1(f) or 13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  703578 10 4                          PAGE 2 OF 5 PAGES

 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

     Martin S. Winick

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]
 3  SEC USE ONLY

 4  SOURCE OF FUNDS*

     N/A

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America

              7   SOLE VOTING POWER

 NUMBER OF          190,833
  SHARES
BENEFICIALLY  8   SHARED VOTING POWER
 OWNED BY
   EACH              0
 REPORTING
  PERSON      9   SOLE DISPOSITIVE POWER
   WITH
                    190,833

             10   SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY  EACH REPORTING PERSON

     190,833

12  CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW (11) EXCLUDES
    CERTAIN SHARES*                                           [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.2%

14  TYPE OF REPORTING PERSON*

     IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                          ATTESTATION.

ITEM 1.   SECURITY AND ISSUER

      Common stock, par value $0.01 ("Common Stock"), of Paul-Son
Gaming Corporation, a Nevada corporation (the "Issuer"), located at 1700 Industrial Road, Las Vegas, Nevada 89102.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a)  Martin S. Winick (the "Reporting Person")

     (b)  29449 Edgedale Road
          Pepper Pike, Ohio  44124

     (c) Retail Securities Broker and Senior Vice President of Private Client Services for the securities firm of:

                    Ladenburg Thalmann & Co;
                    30050 Chagrin Boulevard, Suite 300
                    Pepper Pike, Ohio  44124

     (d)  During  the  last five years, the Reporting  Person has
          not   been  convicted  in  any   criminal   proceedings
          (excluding traffic violations or similar misdemeanors).

     (e)  During  the  last  five  years,  the  Reporting  Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  The   Reporting  Person  is  a  citizen  of the  United
          States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not applicable.

ITEM 4.   PURPOSE OF TRANSACTION.

     On July 18, 1995, the Reporting Person was granted an option to purchase 3,000 shares of Common Stock pursuant to the Issuer's 1994 Directors' Stock Option Plan. At this time, the option is vested and unexercised with respect to 3,000 shares of Common Stock.

      On July 1, 1996, the Reporting Person was granted an option from Paul S. Endy, Jr. Living Trust to purchase 185,000 shares of Common Stock. One-third of the option vests each year over a three-year period, with the first installment vesting on June 30, 1997. At this time, the option is vested and unexercised with respect to 123,333 shares of Common Stock.

     On July 29, 1996, the Reporting Person was granted an option pursuant to the Issuer's 1994 Long-Term Incentive Plan to purchase 150,000 shares of Common Stock. Twenty-five
percent   of   the   option   vested   at    the   time   of  the
grant,  and  twenty-five  percent   vests   each   year   over  a

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

period  of  three  years  with the first installment  vesting  on
July  29,  1997.   At  this  time,  the  option  is  vested   and
unexercised with respect to 64,500 shares of Common Stock.

      At this time, the Reporting Person has, in the aggregate vested and unexercised options for the purchase of 190,833 shares of Common Stock.

ITEM 5.   INTERESTS IN THE SECURITIES OF THE ISSUER.

     (a) On the date hereof, the Reporting Person holds a beneficial interest in 190,833 shares of Common Stock as a result of his ownership of vested and unexercised options to purchase Common Stock. This amount constitutes approximately 5.2% of the Common Stock issued and outstanding as of November 17, 1998.

     (b)  The  Reporting  Person  has  the  sole power to vote or direct the vote, and sole power to dispose of or direct
          the   disposition  of,  with  regard  to   all   shares
          beneficially owned by him.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSIPS
          WITH RESPECT TO THE SECURITIES OF THE ISSUER.

     See Items 4 and 5(a) above.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Not applicable.

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

                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                          Dated this 24th day of  November, 1998.

                         /s/ Martin S. Winick
                         ----------------------------------------
                         MARTIN S. WINICK


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